FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2007

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated March 1, 2007- International KRL Resources Corp. Reports 4.8% Uranium Assay From Nor IOCG Project, Yukon

2.

News Release dated March 7, 2007- International KRL Resources Corp. and Logan Resources Ltd. Acquire Extensive Uranium Project in the Cassiar Plateau, Yukon

3.

News Release dated March 23, 2007- Permits Obtained for Diamond Drill on International KRL Resources Corp.’s Carswell Uranium Project, Saskatchewan; Company Grants Stock Options

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: April 11, 2007

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

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INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: March 1, 2007

INTERNATIONAL KRL REPORTS 4.8% URANIUM ASSAY FROM NOR IOCG PROJECT

Vancouver – Thursday, March 1, 2007 - International KRL Resources Corp. (TSX-V:IRK) today announced that the Nor grab sample assay previously reported via news release on February 20, 2007 as exceeding greater than 2000 ppm (>0.20%) uranium, the upper detection limit for the ICP analysis, has been re-assayed and returned an absolute assay value of 4.8% uranium. The uranium mineral has been identified as brannerite. Both the mineral and assay values coincide with work by previous operator Getty Minerals. Visible mineralization from the trench where this sample was collected will be a priority drill target early in the 2007 field program.

The sample, collected by company geologists, was taken from outcrop at Nor and is coincident with the geochemical anomaly at the contact of the Fairchild Group rocks and the Wernecke Breccia, which is known in the Yukon for its uranium potential. In addition to the actual value, this sample is significant because it confirms the values (0.8% to 4% uranium) received by Getty Minerals in float in the same area (M.H. Sanguinetti Summary Report Nor Project for Getty Minerals, 1977).

International KRL doubled its claim block at its Nor IOCG project in the Yukon from 236 claims to 448 claims as the season ended in 2006. The property now covers 23,127 acres (9,363 hectares). Nor is located on the east side of the Richardson Mountains in the Yukon Territory, approximately 395 km north of Dawson City.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young”

 _________________
Seamus Young

President and CEO

For Further Information Contact:
International KRL Resources Corp.

Seamus Young, President & CEO

T: 604-689-0299

E: info@krl.net, info@loganresources.ca

TF-Canada: 1-877-689-6130

TF-USA: 1-800-665-3772

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: March 7, 2007

INTERNATIONAL KRL RESOURCES CORP. AND LOGAN RESOURCES LTD. ACQUIRE EXTENSIVE URANIUM PROJECT IN THE CASSIAR PLATEAU, YUKON

Vancouver -- Wednesday, March 7, 2007 - International KRL Resources Corp. (TSX-V:IRK) and Logan Resources Ltd. (TSXV:LGR) today jointly announce that they have acquired by staking a large land package with very prospective uranium potential in the Cassiar Plateau, Yukon Territory. The land package consists of 2,245 claims, covering 46,941 hectares and includes twelve distinct project areas. The property is located approximately 95 km northeast of Whitehorse and may be serviced from the Canol Road. Each company has a 50% interest in the property.

The highest known uranium silt geochemical values in the Yukon are found in the Cassiar Plateau region. The uranium silt geochemical values from the new property are consistently high, with significant values of up to 291 ppm, which is 21 times higher than the 95th percentile (13.6 ppm) for uranium silt geochemical samples in the Yukon and 8 times higher than the 95th percentile (34.7 ppm) in the Cassiar Plateau.  While the area is relatively unexplored, there is an active uranium project with reported values in float of up to 0.264% U3O8.

The two companies plan to carry out an aggressive exploration program on this property for the 2007 field season, including airborne radiometric surveys, prospecting, mapping and geochemistry.

"In addition to their diversified property portfolios, both companies have tremendous geological and technical teams with the ability to seek out and stake as well as evaluate these new properties," said Seamus Young, President and CEO, International KRL Resources Corp. and Logan Resources Ltd.

For more information on the property portfolios of International KRL Resources Corp. and Logan Resources Ltd. please visit www.krl.net, www.loganresources.ca, www.sedar.com and www.sec.gov websites.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President and CEO

T: 604-689-0299 x.223 E: syoung@krl.net

Michael Hibbitts, Vice President, Exploration

T: 604-689-0299 x.228 E. mhibbitts@krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: March 23, 2007

PERMITS OBTAINED FOR DRILL PROGRAM ON INTERNATIONAL KRL RESOURCES’ CARSWELL URANIUM PROJECT; COMPANY GRANTS STOCK OPTIONS

Vancouver – Friday, March 23, 2007 – International KRL Resources Corp. (TSXV:IRK) today announced that it has been advised by ESO Uranium (TSXV:ESO) that the permits have been granted for the reverse circulation and/or percussion drill program which will cover International KRL’s Carswell project in the Cluff Lake area of the Athabasca Basin, Saskatchewan. The claim has been optioned by ESO Uranium. ESO Uranium intends to commence a drill program shortly, of approximately 10,000 meters in 100 holes over an extensive land package, which includes a priority target area on International KRL’s claim.  International KRL’s claim, which covers 5,993 acres (2,425.5 hectares), flanks the east side of the Cluff Mine lease and includes a radioactive boulder field with values up to 16.9% uranium oxide and 2.9 g/t gold, as reported in the assessment filings of AMOK. The boulder field is close to several conductors indicated by airborne and ground electromagnetic surveys carried out by ESO Uranium in 2006.

In addition, International KRL Resources announced the grant of 600,000 stock options to certain directors, officers, employees and consultants under its incentive stock option plan. The options are exercisable at a price of $0.38 per share for a period of two years, and are subject to a four-month hold period.

Michael Hibbitts, P.Geo, Vice President Exploration is the Qualified Person for this property.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.  The Company is exhibiting at the Cambridge House Calgary Resource Investment Conference March 31 – April 1. Please visit us at Booth 417.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Seamus Young, President and CEO

T: 604-689-0299 x.223 E: syoung@krl.net

Michael Hibbitts, Vice President, Exploration

T: 604-689-0299 x.228 E. mhibbitts@krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.